1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2006

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X          Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                    No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date June 29, 2006	By	/s/ Chen Guangshui
Chen Guangshui,
Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

RESOLUTIONS PASSED AT THE 2005 ANNUAL GENERAL MEETING

AND

DISTRIBUTION OF DIVIDENDS

The AGM of the Company was held in the morning of 28th June, 2006. All the resolutions set out in the Notice of AGM dated 9th May, 2006 were duly passed at the AGM.

The Company will distribute a final dividend of RMB0.220 per share (including taxation) for the year ended 31st December 2005 to all of its shareholders.

Important:

1.	No resolution was vetoed nor amended in the 2005 Annual General Meeting of the Company (“AGM”)

2.	No new resolution was put forward for approval in the AGM.

I.	Convening and attendance of the meeting

(1)	Convening of the meeting

1.	Time: 8.30 a.m. on 28th June, 2006

2.	Venue: Conference Room of the Company at 298 South Fushan Road, Zoucheng, Shandong Province, the People’s Republic of China (the “PRC”)

3.	Method: Voting on poll and online voting through trading system

4.	Convened by: The board of directors (“the Board”) of Yanzhou Coal Mining Company Limited (the “Company”)

5.	Chairman: Wang Xin, chairman of the Board

(2)	Attendance of the meeting

1.	General

83 shareholders and proxies attended the meeting, holding 3,297,937,616 shares carrying voting rights, representing 67.05% of the total shares carrying voting rights of the Company. This was in compliance with the relevant legal requirements. Among which, 2,600,000,000 were domestic tradable shares subject to trading moratorium. 6,757,375 were domestic unconditional tradable shares and 691,180,241 shares were H shares.

2.	Shareholders of unconditional tradable shares

4 shareholders and proxies of unconditional tradable shares attended the meeting to vote on poll, holding 691,209,841 shares, representing 29.81% of the total unconditional tradable shares of the Company and 14.05% of total shares of the Company; 78 shareholders and proxies of unconditional tradable shares participated in the voting through the internet, holding 6,727,775 shares, representing 0.29% of the total unconditional tradable shares of the Company and 0.14% of total shares of the Company.

The convening of the meeting was in compliance with the requirements of the laws and regulations such as the PRC Company Law and the articles of association of the Company.

II.	Consideration of Resolutions

After consideration by the shareholders and authorized proxies and through voting by way of poll and on the internet on each of the proposed resolutions, the following resolutions were passed at the AGM:

1.	the working report of the Board for the year ended 31st December 2005 was approved;

2.	the working report of the supervisory committee of the Company for the year ended 31st December 2005 was approved;

3.	the audited financial statements of the Company as at and for the year ended 31st December 2005 were approved;

4.	the 2005 proposed profit distribution plan of the Company was approved;

The Company’s proposed profit distribution plan: The Company proposed to carry out distribution of a cash dividend of RMB0.220 per share (including taxation), totaling RMB1,082,000,000 (including taxation). This includes: a cash dividend of RMB0.150 per share (including taxation), totaling RMB737,700,000 (including taxation), in accordance to its usual dividend policy; and a special cash dividend of RMB0.070 per share (including taxation), totaling RMB344,300,000 (including taxation).

5.	the remuneration of the directors and supervisors of the Company for the year ending 31st December 2006 was determined;

6.	the reappointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. as the Company’s international and domestic auditors respectively for the year ending 31st December 2006 was approved and their remuneration was determined;

7.	the amendments of the articles of association of the Company were approved;

8.	the amendments of the Rules of Procedure for the Shareholders’ Meeting of Yanzhou Coal Mining Company Limited were approved;

9.	the amendments of the Rules of Procedure for the Board of Directors of Yanzhou Coal Mining Company Limited were approved;

10.	the amendments of the Rules of Procedure for the Supervisory Committee of Yanzhou Coal Mining Company Limited were approved;

11.	the Board was authorized to allot H shares in the share capital of the Company in the relevant period in accordance with the market circumstances and the need of the Company, provided that the number of H shares allotted by the Board should not exceed 20 percent of the number of H shares in issue as at the date of this resolution. Contingent on the directors resolving to issue H shares pursuant to this resolution, the Board was also granted power to correspondingly amend the articles of association of the Company.

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Information regarding the shareholding and votes of the Company’s top 10 shareholders of unconditional tradable shares towards this resolution is as follows:

	Name of Shareholder	Shareholding (shares)	Vote
1.	HKSCC Nominees Limited	691,180,241	For: 77,486,857
			Against: 605,057,084

2.	China 50 Exchange Traded Open-End Index Securities Investment Fund	4,690,988	For

3.	Xing He Securities Investment Fund	1,320,833	For

4.	Feng Yan	93,204	Against

5.	Li Jing	62,000	Against

6.	Ding Guang Ping	54,100	Against

7.	Gan Jian Wei	52,500	Against

8.	Yu Li	48,600	Against

9.	Wang Jun Feng	46,100	Against

10.	Pan Wen Ru	24,075	Abstain

The Company’s independent non-executive directors, namely Pu Hongjiu, Cui Jianmin ,Wang Xiaojun, Wang Quanxi, tendered a working report of the independent non-executive directors for the year ended 31st December 2005 at the AGM and reported the carrying out of their duties in 2005.

Pursuant to the Rules Governing the Listing Securities on The Stock Exchange of Hong Kong Limited, the Company’s H share registrar, Hong Kong Registrars Limited, was appointed as scrutineer for the purpose of vote-taking at the AGM.

III.	Presence of lawyer

The Company has entrusted King & Wood, PRC lawyers, to witness the relevant matters at the AGM. King & Wood, PRC lawyers, accepted the entrustment and sent Ms. Tang Lizi to attend the AGM. King & Wood issued a legal opinion concluding that certain matters such as convening and the procedures for holding and polling of the AGM were in compliance with the relevant requirements of the laws, regulations, normative documents, the “Rules for Shareholders Meeting of Listed Companies” and the articles of association of the Company; the attendance of the AGM and the calling for the AGM were valid and effective; and the resolutions passed at the AGM were valid and effective.

IV.	Distribution of dividends

Pursuant to resolution no. 4 of the AGM set out above and as authorised at the AGM, the board will distribute a final dividend for the year 2005 to:

(1)	holders of the Company’s domestic tradable shares (in the forms of tradable shares subject to trading moratorium and unconditional tradable shares)

(2)	holders of the Company’s overseas-listed foreign invested shares (in the form of H shares) whose names appeared on the Company’s register of H Share members maintained in Hong Kong on 29th May, 2006.

Details of distribution of dividends are as follows:

(a)	A final dividend of RMB0.220 per share (including taxation) shall be distributed to the shareholders entitled to such dividends.

(b)	Pursuant to Articles 191 and 192 of the Company’s article of association, dividends payable to the Company’s shareholders shall be declared in Renminbi (“RMB”). Dividends payable to holders of the Company’s domestic tradable shares shall be paid in RMB while dividends payable to holders of the Company’s H shares shall be paid in Hong Kong dollars. In the case of dividends payable to holders of the Company’s H shares, the following formula shall apply:

Conversion formula for dividends per share (RMB to Hong Kong dollar)	=	Dividends per share in RMB
Average of the closing exchange rates for RMB to Hong Kong dollar as announced by Bank of China for the 5 working days prior to the announcement of payment of final dividend

For the purpose of calculating the Hong Kong dollar equivalent of the amount of dividends payable per H share, the average of the closing exchange rates for RMB to Hong Kong dollar as announced by Bank of China for the 5 working days prior to the announcement of payment of final dividend is RMB1.03036 = Hong Kong dollar 1.00. Accordingly, the amount of dividends which will be payable to holders of the Company’s H shares is Hong Kong dollar 0.2135 per H share (including taxation).

(c)	The Company will appoint Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to the Receiving Agent the final dividend declared in respect of the Company’s H shares, which will be held on trust pending payment to the holders of such shares. Such final dividend will be paid by the Receiving Agent on or before 28 August 2006 and will be despatched by Hong Kong Registrars Limited to the holders of H shares of the Company who are entitled to receive the same by ordinary post at their own risk.

(d)	Details regarding the distribution of dividends for holders of the Company’s domestic tradable shares will be announced separately in the PRC.

Attachment: Yanzhou Coal Mining Company Limited - Results of votes in relation to the resolutions passed at the 2005 Annual General Meeting

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of Yanzhou Coal Mining Company Limited Wang Xin Chairman of the Board

Zoucheng, Shandong Province, PRC, 28th June, 2006

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YANZHOU COAL MINING COMPANY LIMITED

RESULTS OF VOTES IN RELATION TO THE RESOLUTIONS PASSED AT THE 2005 ANNUAL GENERAL MEETING

			For		Against		Abstain
No. Resolution		No. of shares carrying voting rights	No. of votes	Percentage (%)	No. of votes	Percentage (%)	No. of votes	Percentage (%)
1	To approve the working report of the Board for the year ended 31st December, 2005	3,203,557,328	Total: 3,202,487,128	99.9666%	Total: 676,750	0.0211%	Total: 393,450	0.0123%
			Tradable shares subject to trading		Tradable shares subject to trading moratorium: 0	0%	Tradable shares subject to trading moratorium: 0	0%
			moratorium: 2,600,000,000	81.1598%	Unconditional tradable shares: 28,000	0.0009%	Unconditional tradable shares: 393,450	0.0123%
			Unconditional tradable shares: 6,335,925 H shares: 596,151,203	0.1978%	H shares: 648,750	0.0203%	H shares: –	—
				18.6090%
2	To approve the working report of the	3,203,504,528	Total: 3,202,363,278	99.9644%	Total: 612,250	0.0191%	Total: 529,000	0.0165%
	supervisory committee for the year ended		Tradable shares subject to trading		Tradable shares subject to trading moratorium: 0	0%	Tradable shares subject to trading moratorium: 0	0%
	31st December, 2005		moratorium: 2,600,000,000	81.1611%	Unconditional tradable shares: 16,000	0.0005%	Unconditional tradable shares: 529,000	0.0165%
			Unconditional tradable shares: 6,212,375	0.1939%	H shares: 596,250	0.0186%	H shares: –	—
			H shares: 596,150,903	18.6093%
3	To approve the audited financial statements	3,203,272,078	Total: 3,202,109,828	99.9637%	Total: 616,250	0.0192%	Total: 546,000	0.0170%
	as at and for the year ended		Tradable shares subject to trading		Tradable shares subject to trading moratorium: 0	0%	Tradable shares subject to trading moratorium: 0	0%
	31st December, 2005		moratorium: 2,600,000,000	81.1670%	Unconditional tradable shares: 10,000	0.0003%	Unconditional tradable shares: 546,000	0.0170%
			Unconditional tradable shares: 6,201,375	0.1936%	H shares: 606,250	0.0189%	H shares: –	—
			H shares: 595,908,453	18.6031%
4	To approve the proposed profit	3,297,937,616	Total: 3,296,567,937	99.9585%	Total: 926,954	0.0281%	Total: 442,725	0.0134%
	distribution plan		Tradable shares subject to trading		Tradable shares subject to trading moratorium: 0	0%	Tradable shares subject to trading moratorium: 0	0%
			moratorium: 2,600,000,000	78.8371%	Unconditional tradable shares: 166,504	0.0050%	Unconditional tradable shares: 442,725	0.0134%
			Unconditional tradable shares: 6,148,146	0.1864%	H shares: 760,450	0.0231%	H shares: –	—
			H shares: 690,419,791	20.9349%
5	To determine the remuneration of the directors	3,268,184,682	Total: 3,266,326,528	99.9431%	Total: 1,223,000	0.0374%	Total: 635,154	0.0194%
	and supervisors for the year ending		Tradable shares subject to trading		Tradable shares subject to trading moratorium: 0	0%	Tradable shares subject to trading moratorium: 0	0%
	31st December, 2006		moratorium: 2,600,000,000	79.5549%	Unconditional tradable shares: 16,850	0.0005%	Unconditional tradable shares: 635,154	0.0194%
			Unconditional tradable shares: 6,105,371	0.1868%	H shares: 1,206,150	0.0369%	H shares: –	—
			H shares: 660,221,157	20.2015%
6	To approve the reappointment of the	3,297,813,716	Total: 3,296,319,462	99.9547%	Total: 838,250	0.0254%	Total: 656,004	0.0199%
	Company’s international and domestic		Tradable shares subject to trading		Tradable shares subject to trading moratorium: 0	0%	Tradable shares subject to trading moratorium: 0	0%
	auditors and thedetermination		moratorium: 2,600,000,000	78.8401%	Unconditional tradable shares: 1,000	0.0000%	Unconditional tradable shares: 656,004	0.0199%
	of remuneration		Unconditional tradable shares: 6,100,371	0.1850%	H shares: 837,250	0.0254%	H shares: –	—
			H shares: 690,219,091	20.9296%
7	To approve the amendments of the	3,293,322,666	Total: 3,291,814,412	99.9542%	Total: 850,500	0.0258%	Total: 657,754	0.0200%
	Company’s articles of association		Tradable shares subject to trading		Tradable shares subject to trading moratorium: 0	0%	Tradable shares subject to trading moratorium: 0	0%
			moratorium: 2,600,000,000	78.9476%	Unconditional tradable shares: 1,000	0.0000%	Unconditional tradable shares: 657,754	0.0200%
			Unconditional tradable shares: 6,098,621	0.1852%	H shares: 849,500	0.0258%	H shares: –
			H shares: 685,715,791	20.8214%
8	To approve the amendments of the Rules of	3,296,498,266	Total: 3,295,140,412	99.9588%	Total: 700,850	0.0213%	Total; 657,004	0.0199%
	Procedures for the Shareholder’s Meeting of		Tradable shares subject to trading		Tradable shares subject to trading moratorium: 0	0%	Tradable shares subject to trading moratorium: 0	0%
	Yanzhou Coal Mining Company Limited		moratorium: 2,600,000,000	78.8716%	Unconditional tradable shares: 1,000	0.0000%	Unconditional tradable shares: 657,004	0.0199%
			Unconditional tradable shares: 6,099,371	0.1850%	H shares: 699,850	0.0212%	H shares: –	—
			H shares: 689,041,041	20.9022%
9	To approve the amendments of the Rules of	3,296,247,516	Total: 3,294,822,662	99.9568%	Total: 767,850	0.0233%	Total: 657,004	0.0199%
	Procedures for the Board of Directors of		Tradable shares subject to trading		Tradable shares subject to trading moratorium: 0	0%	Tradable shares subject to trading moratorium: 0	0%
	Yanzhou Coal Mining Company Limited		moratorium: 2,600,000,000	78.8776%	Unconditional tradable shares: 1,000	0.0000%	Unconditional tradable shares: 657,004	0.0199%
			Unconditional tradable shares: 6,099,371	0.1850%	H shares: 766,850	0.0233%	H shares: –	—
			H shares: 688,723,291	20.8942%
10	To approve the amendments of the Rules	3,296,112,716	Total: 3,266,187,978	99.0921%	Total: 29,267,734	0.8879%	Total: 657,004	0.0199%
	of Procedures for the Supervisory Committee		Tradable shares subject to trading		Tradable shares subject to trading moratorium: 0	0%	Tradable shares subject to trading moratorium: 0	0%
	of Yanzhou Coal Mining Company Limited		moratorium: 2,600,000,000	78.8808%	Unconditional tradable shares; 1,000	0.0000%	Unconditional tradable shares: 657,004	0.0199%
			Unconditional tradable shares: 6,099,371	0.1850%	H shares: 29,266,734	0.8879%	H shares: –	—
			H shares: 660,088,607	20.0263%
11	To approve the grant of an unconditional	3,289,301,321	Total: 2,683,562,428	81.5846%	Total: 605,523,343	18.4089%	Total: 215550	0.0066%
	general mandate to the Board to allot		Tradable shares subject to trading		Tradable shares subject to trading moratorium: 0	0%	Tradable shares subject to trading moratorium: 0	0%
	H shares in the share capital of the Company		moratorium: 2,600,000,000	79.0441%	Unconditional tradable shares: 466,254	0.0142%	Unconditional tradable shares: 215,550	0.0066%
			Unconditional tradable shares: 6,075,571	0.1847%	H shares: 605,057,089	18.3947%	H shares: –	—
			H shares: 77,486,857	2.3557%

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310

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